FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of, September, 2003

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                 Form 20-F |X|                                         Form 40-F |_|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                       Yes |_|                                                    No |X|

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.]

Contact: Lynn Martenstein (305) 539-6573 Michael Sheehan (305) 539-6572

For Immediate Release

ROYAL CARIBBEAN CRUISES LTD. ORDERS ULTRA VOYAGER

MIAMI / HELSINKI — September 19, 2003 — Building on the popularity and success of its Voyager-class ships, Royal Caribbean Cruises Ltd. today ordered an even larger model — the Ultra Voyager — for delivery in May 2006.

        Destined for the Royal Caribbean International fleet, the new ship will be built at Kvaerner Masa-Yards in Finland, continuing a shipbuilding tradition that produced five Voyager-class ships, two Vision-class vessels and four earlier ships.

        Roughly 15 percent larger than Voyager, the Ultra Voyager will be 126 feet by 1,112 feet, and will stand 18 stories high while cruising at approximately 22 knots. At 100 percent occupancy, it will carry 3,600 guests and 1,400 crew.

        “The Voyager-class ships clearly changed the face of cruising,” said Chairman and CEO Richard D. Fain. “The Ultra Voyager will extend that success and, with a lower per berth capital and operating costs, provides even better economies of scale.”

        “We are pleased that the partnership and tradition with Royal Caribbean continues,” said Jorma Eloranta, president and chief executive officer at Kvaerner Masa-Yards. “The Ultra Voyager will reflect this legacy of trust and support.”

        The yard and cruise line signed a preliminary agreement last June, outlining the design and specifications of the new ship. Today’s contract formalizes that agreement and results in a capacity growth of about 3% in each of 2006 and 2007. The company estimates total all-in costs to be just over $200,000 per guest berth. The yard also granted the company an option for a second Ultra Voyager, with a 2007 delivery date.

        In related news, the company announced it would not be exercising its options for a fifth and sixth Radiance-class vessel.

        Royal Caribbean Cruises Ltd. is a global cruise company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 26 ships in service and two under construction. The company also offers unique cruise-tour vacations in Alaska, Canada and Europe. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant) By: /s/ LUIS LEON —————————————— Luis Leon Executive Vice President and CFO

Date: September 19, 2003